Exhibit 99.18

31 January 2006

Annual General Meeting Trading Statement 2006

Ahead of the Annual General Meeting to be held later today, Imperial Tobacco Group PLC issues the following trading statement.

2005 was another record year and in our financial year 2006 we have continued to make good progress in most of our markets, whilst maintaining our focus on reducing costs and effective cash management.

The overall anticipated trading performance of the Group for the financial year to 30 September 2006 remains in line with our expectations at the time of our 2005 preliminary results.

Gareth Davis, Chief Executive, will say:

“In our first quarter the encouraging volume trends from the second half of 2005 continued with strong performances from Davidoff in Asia and the Middle East, JPS in Western Europe, Paramount, Moon and Golden Gate in Central Europe and Maxim in Russia.

“In February 2005 we commenced a rolling share buyback programme, which on an annual basis would utilise most of our free cash flow. In the current financial year, we have spent £146 million acquiring 8.8 million shares. As part of our continued focus on effective cash management, we now intend to increase the level of buyback to an annual rate of around £600m. Since we commenced the programme we have purchased shares representing 3.1 per cent of our issued share capital.”

The highlights of our trading performance by region are set out below.

UK

In the UK we have continued to perform well, maintaining our leadership positions in both cigarette and fine cut tobacco with annual average market shares in December of 44.5 per cent and 66.1 per cent respectively (September 2005: 44.5 per cent and 66.3 per cent). Based on current market trends we estimate that the annual duty paid cigarette market will decline by around 3 to 4 per cent in this financial year. In October, we increased prices, which resulted in retail prices rising by an average of 6 pence per pack of 20 cigarettes. We also strengthened our cigarette portfolio with the recent national launch of Windsor Blue, an additional value offering.

Germany

In Germany, market conditions continued to be challenging with further declines in the cigarette market following the excise tax increase in September 2005. In our first quarter we estimate that duty paid cigarette market volumes declined by 16 per cent on the corresponding period last year. This was partly offset by growth in other tobacco products, up 21 per cent, but total cigarette equivalents declined by 6 per cent.

Against this background, our cigarette share grew to an annual average of 19.7 per cent in December (September 2005: 19.4 per cent) driven by a continued good performance from JPS. Our other tobacco products share declined, averaging 23.2 per cent in December (September 2005: 24.2 per cent) due to ongoing competition in the singles sector.

Following the ruling by the European Court of Justice on 10 November 2005, the German Ministry of Finance announced that all singles products will continue to be taxed as fine cut tobacco until 31 March 2006, but those produced after this date will be taxed as cigarettes. As announced on 18 November 2005, we estimate that the impact of the singles ruling on our German operating profits in the current financial year could be around £20 million and going forward we intend to mitigate the impact on our performance.

Rest of Western Europe

During the first quarter, we saw a number of governments maintain minimum pricing, effectively limiting competition, whilst in other markets there was strong price competition. Consumer downtrading in cigarette and fine cut tobacco continued.

Against this background, we have delivered some good performances, particularly in the Netherlands, France, Spain and Greece, with our cigarette shares reflecting growth in JPS, West and Davidoff. However, domestic volume progress has been partly offset by a reduction in travel retail volumes. Our strength in fine cut tobacco products has continued across the region.

Rest of the World

In our Rest of the World region our volume continued to grow with particularly good performances in Central and Eastern Europe, Africa, the Middle East and Asia. Brand highlights included West in Eastern Europe, Davidoff in the Middle East and Asia and a number of successful value brands in Central and Eastern Europe.

Manufacturing

In the first quarter we maintained our focus on business simplification, product quality and costs, whilst successfully completing negotiations with the works councils and the unions regarding the restructuring of our European cigarette and rolling papers operations, announced last year. Both initiatives are due to be complete by June 2006 and will further improve efficiencies and strengthen our competitive position.

Smoking in Public Places

We continue to monitor the debates which are taking place in a number of markets regarding the introduction of restrictions on smoking in public places. We support sensible regulation but believe that outright bans are unnecessary and disproportionate.

In the UK, the Government’s Health Bill was published on 27 October 2005, and stated that from the summer of 2007, smoking will be banned in all enclosed public places in England and Wales - apart from private members’ clubs and licensed premises that do not serve or prepare food. Members of Parliament will be given a free vote on the Bill, which could result in amendments. Our view, based on our experience of the smoking ban in Ireland, remains that smokers will continue to choose to smoke and although there may be an initial dip in consumption, this diminishes over time.

International Financial Reporting Standards (IFRS)

On 24 November 2005 we restated our 2005 preliminary results under International Financial Reporting Standards (“IFRS”) and the restated results for our 2005 interims are presented below.

PRELIMINARY INFORMATION ON THE IMPLEMENTATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS - 31 MARCH 2005

INTRODUCTION

Following the release on 24 November 2005 of the Group’s “Preliminary information on the implementation of International Financial Reporting Standards” (IFRSs) (available on our website www.imperial-tobacco.com), this document includes reconciliations of key figures under UK Generally Accepted Accounting Principles (UK GAAP) for the six months ended 31 March 2005 with unaudited restated IFRS results. These reconciliations should be read in conjunction with the notes on the basis of preparation and explanation of adjustments included in the “Preliminary information on the implementation of International Financial Reporting Standards” document.

This financial information has been prepared in accordance with the accounting policies set out in the “Preliminary information on the implementation of International Financial Reporting Standards” document, which are based on the IFRSs which include International Accounting Standards (IASs) and International Financial Reporting Interpretations Committee (IFRIC) interpretations that have been endorsed by the EU and those that are expected to be endorsed by 30 September 2006.

It is important to note that standards currently in issue are subject to ongoing review and accordingly practice is continuing to evolve. Further standards or interpretations may also be issued that will be applicable for the year ending 30 September 2006, or that are mandatory for later accounting periods but that can be adopted early.  The Group may need to review some of the accounting treatments it has used for the purpose of preparing this document as a result of emerging consensus on the practical application of IFRS and further technical opinions that may arise in forthcoming months. This means that the financial information in this document may need modification when the first set of interim financial statements under IFRS is prepared for the six months ending 31 March 2006.

RECONCILIATION OF UK GAAP TO IFRS

The following reconciliations are included:

   ·Group income statement for the 6 months ended 31 March 2005

   ·Group balance sheet at 31 March 2005

The balance sheet reconciliation explains the transition in two stages. The first stage shows the restatement of the UK GAAP balance sheet into the IFRS format, using UK GAAP numbers. The second stage shows the movements caused by changes in accounting policies between UK GAAP and IFRS. The income statement shows the movements caused by changes in accounting policies only.

It is possible that changes may occur in the required format and presentation of the primary financial statements as further interpretive guidance is published and best practice develops.

INCOME STATEMENT FOR THE 6 MONTHS ENDED 31 MARCH 2005 (UNAUDITED)

			IAS 19		IFRS 3		IAS 10	IFRS 2
	UK GAAP balance		Post employment benefits		Goodwill		Dividends	Share-based payments	Restated
	£m		£m		£m		£m	£m	£m
Revenue including duty	5,342								5,342
Duty	(3,878)								(3,878)
Revenue less duty	1,464								1,464
Group operating profit	481		1		99		—	—	581
Finance costs - net	(99)								(99)
Profit before taxation	382		1		99		—	—	482
Taxation	(130)								(130)
Profit after taxation	252		1		99		—	—	352
Equity minority interests	(3)								(3)
Dividends	(120)						(133)		(253)
Retained profit for the period	129		1		99		(133)	—	96
Earnings per ordinary share for profit attributable to equity shareholders:
Basic	34.3	p	0.1	p	13.7	p	—	—	48.1	p
Diluted	34.2	p	0.1	p	13.6	p	—	—	47.9	p

BALANCE SHEET AT 31 MARCH 2005 - EFFECT OF IAS 1 “PRESENTATION OF FINANCIAL

STATEMENTS” (UNAUDITED)

UK GAAP balances in UK GAAP format		Pensions	Debtors	Provisions		UK GAAP balances in IFRS format
	£m	£m	£m	£m	£m
Fixed assets						Non-current assets
Intangible assets	3,453				3,453	Intangible assets
Tangible assets	636				636	Property, plant & equipment
Investments	6				6	Other investments
					—	Retirement benefit assets
			2		2	Trade & other receivables
			13		13	Deferred tax assets
	4,095	—	15	—	4,110
Current assets						Current assets
Stocks	1,113				1,113	Inventories
Trade debtors	884		(2)		882	Trade & other receivables
Corporate taxes	—		44		44	Current tax assets
Other debtors and prepayments	98				98	Trade & other receivables
Investment	47				47	Cash and cash equivalents
Cash	268				268	Cash and cash equivalents
	2,410	—	42	—	2,452
Creditors amounts falling due within one year						Current liabilities
Borrowings	(563)				(563)	Borrowings
Trade creditors	(97)				(97)	Trade & other payables
Corporate taxes	(154)		(44)		(198)	Current tax liabilities
Other taxes, duties and social security contributions	(1,288)				(1,288)	Trade & other payables
Deferred consideration	(56)				(56)	Trade & other payables
Other creditors	(40)				(40)	Trade & other payables
Accruals and deferred income	(209)				(209)	Trade & other payables
Proposed dividend	(120)				(120)	Trade & other payables
				(27)	(27)	Provisions
	(2,527)	—	(44)	(27)	(2,598)
Creditors: amounts falling due after more than one year						Non-current liabilities
Borrowings	(3,274)				(3,274)	Borrowings
					—	Derivative financial instruments
Accruals and deferred income	(3)				(3)	Trade & other payables
				(63)	(63)	Deferred tax liabilities
		(340)			(340)	Retirement benefit liabilities
				(43)	(43)	Provisions
	(3,277)	(340)	—	(106)	(3,723)
Provisions for liabilities and charges
Reorganisation and rationalisation	(44)			44	—
Unfunded pension obligations	(340)	340			—
Deferred taxation	(50)		(13)	63	—
Other				26	—
	(460)	340	(13)	133	—
Net assets	241				241	Net assets
Capital and reserves
Called up share capital	73				73	Share capital
Share premium account	964				964	Share premium account
Profit and loss account	(815)				(815)	Reserves
					—	IFRS reserve
Equity shareholders’ funds	222	—	—	—	222	Capital and reserves attributable to equity holders
Equity minority interests	19				19	Equity minority interests
	241	—	—	—	241	Total equity

BALANCE SHEET AT 31 MARCH 2005 - RECONCILIATION OF UK GAAP TO IFRS (UNAUDITED)

		IAS 19	IFRS 3	IAS 10	IAS 12	IAS 21
UK GAAP balances in IFRS format		Post employment benefits	Goodwill	Dividends	Income Tax	Financial instruments	Others	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m
							Note 1
Non-current assets

Intangible assets	3,453		99				103,562
Property, plant & equipment	636						12648
Other investments	6							6
Retirement benefit assets	—	153						153
Trade & other receivables	2							2
Deferred tax assets	13	30						43
	4,110	183	99	—	—	—	22	4,414

Current assets

Inventories	1,113						(22)	1,091
Trade & other receivables	980	(10)						970
Current tax assets	44							44
Cash and cash equivalents	315							315
	2,452	(10)	—	—	—	—	(22)	2,420

Current liabilities

Borrowings	(563)							(563)
Trade & other payables	(1,810)			120				(1,690)
Current tax liabilities	(198)	3						(195)
Provisions	(27)						(10)	(37)
	(2,598)	3	—	120	—	—	(10)	(2,485)

Non-current liabilities

Borrowings	(3,274)						84	(3,190)
Derivative financial instruments	—						(84)	(84)
Trade & other payables	(3)							(3)
Deferred tax liabilities	(63)	(46)			(13)			(122)
Retirement benefit liabilities	(340)	(67)						(407)
Provisions	(43)							(43)
	(3,723)	(113)	—	—	(13)	—	—	(3,849)
Net assets	241	63	99	120	(13)	—	(10)	500

Share capital	73							73
Share premium account	964							964
Reserves	(815)	30	99	(133)			(1)	(820)
IFRS reserve*	—	33		253	(13)		(9)	264
Capital and reserves attributable
to equity holders	222	63	99	120	(13)	—	(10)	481
Equity minority interests	19							19
Total equity	241	63	99	120	(13)	—	(10)	500

* The IFRS reserve is disclosed separately for illustrative purposes only and will be included within revenue reserves in the interim financial statements.

Note 1: This relates to the reclassification of software from tangible fixed assets to intangible assets, holiday pay accrual and reclassification of spare parts from inventories to property, plant and equipment.

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Imperial Tobacco Group

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